UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Brian Lovig

1057 Whitney Ranch Drive, Suite 350

Henderson

Nevada 89014

Telephone: (250) 718-8105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 043279 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Lovig and Bondock LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): AF WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canadian citizenship and Nevada place of organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 32,532,455
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,532,455
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,532,455
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 90.5%
14.	Type of Reporting Person (see instructions) IN HC OO

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ITEM 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is that of the common stock (“Common Stock”) of Arvana Inc., a Nevada corporation (“Issuer”), having its principal business office at 299 Main Street, 13th Floor, Salt Lake City, Utah 84111. The Issuer’s telephone number is (801) 232-7395.

Brian Lovig and Bondock LLC previously filed a Schedule 13D on June 24, 2022, in connection with the Common Stock of the Issuer, and do hereby file this amendment.

ITEM 2. Identity and Background

(a)	This amended Schedule 13D is being filed by Brian Lovig and Bondock LLC (“Reporting Persons”).
(b)	The principal business address for the Reporting Persons is 1057 Whitney Ranch Drive, Suite 350, Henderson, Nevada 89014.
(c)	The principal occupations of Brian Lovig are as the president of Bondock, LLC, and as a director of Pinto West Properties, Inc., the address for which is 905 – 1631 Dickson Ave. Kelowna, British Columbia, Canada V1Y 0B5.

Bondock LLC is engaged in capital markets with investments in securities, cryptocurrency and bullion.

Brian Lovig is the sole officer, director and beneficial owner of Bondock LLC.

(d)	Neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(d)	During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(e)	The individual referenced above is a citizen of Canada.

ITEM 3. Source and Amount of Funds or Other Consideration

Bondock LLC used cash in the aggregate amount of $143,404 in working capital to purchase the Common Stock.

ITEM 4. Purpose of Transaction

On September 30, 2022, the Reporting Persons entered into certain private stock purchase agreements (“Stock Agreements”) with unrelated and unaffiliated persons to purchase additional shares of Common Stock.

The Reporting Persons hold the Common Stock through Bondock LLC for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, cause Bondock LLC to acquire additional shares of Common Stock and/or retain and/or cause Bondock LLC to sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions, and/or may cause Bondock LLC to distribute the Common Stock held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a)	For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock owned by the Reporting Persons is directly held by Bondock LLC for which entity Brian Lovig is the sole beneficial owner.
(b)	The Reporting Persons have discretionary voting and dispositive power with respect to 32,532,455 of the shares of Common Stock reported herein as directly held by Bondock LLC, and beneficially owned by Brian Lovig.
(c)	None.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On September 30, 2022, the Reporting Persons caused Bondock LLC to effect the Stock Agreements. Bondock LLC acquired a total of 1,434,039 shares of Common Stock from four individuals and one corporation for which it paid $0.10 a share, or an aggregate cash amount of $143,404.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2022

/s/ Brian Lovig

Brian Lovig

Bondock LLC

/s/ Brian Lovig

By: Brian Lovig

Its: President

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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